SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________.

Commission file number 000-27579

A. COORSTEK, INC. SAVINGS AND INVESTMENT PLAN

(Formerly the ACX Technologies, Inc. Savings and Investment Plan B)

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**84-0178380** (IRS Employer Identification No.)
16000 Table Mountain Drive, Golden, Colorado (Address of principal executive offices)	**80403** (Zip Code)

CoorsTek, Inc.
Savings and Investment Plan
Financial Statements
December 31, 2001 and 2000

CoorsTek, Inc. Savings and Investment Plan
Index to Financial Statements and Additional Information
(Modified Cash Basis)

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1000
1670 Broadway
Denver CO 80202-4870
Telephone (720) 931 7000
Facsimile (720) 931 7100

Report of Independent Accountants

To the Participants and Administrator of the
CoorsTek, Inc. Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits (modified cash basis) and the related statements of changes in net assets available for benefits (modified cash basis) present fairly, in all material respects, the net assets available for benefits of CoorsTek, Inc. Savings and Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 1. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 and as permitted under the Department of Labor Rules and Regulations, the Plan prepares its financial statements on the modified cash basis of accounting which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 25, 2002

CoorsTek, Inc. Savings and Investment Plan
Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000
(Modified Cash Basis)

	December 31, 2001	December 31, 2000
Participant directed investments at fair value		
Cash and cash equivalents	$ 335,969	$ 131,522
Common stock and other securities	1,123,002	1,210,307
Unitized employer stock fund	1,595,351	2,366,588
Fixed income securities portfolio	30,996,414	31,191,952
Mutual funds	45,278,548	50,461,691
Participant loans	2,246,578	2,323,519
Net assets available for benefits	$ 81,575,862	$ 87,685,579

The accompanying notes are an integral part of these financial statements.

CoorsTek, Inc. Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000
(Modified Cash Basis)

	Year Ended December 31, 2001	2000
Additions to net assets:		
Investment income		
Interest and dividend income	$ 2,951,216	$ 5,524,967
Net realized gains (losses) from sale of investments	(1,475,532)	1,043,148
Net unrealized (losses)	(4,717,008)	(8,556,575)
Total change in fair value of investments	(3,241,324)	(1,988,460)
Contributions		
Participants	7,683,806	7,807,379
Employer	1,011,863	954,133
Net transfers in	552,179	7,096,431
Total additions	6,006,524	13,869,483
Deductions from net assets:		
Benefit payments	12,094,617	6,943,897
Management fees	21,624	16,484
Total deductions	12,116,241	6,960,381
Net increase (decrease) in net assets available for benefits	(6,109,717)	6,909,102
Net assets available for benefits:		
Beginning of year	87,685,579	80,776,477
End of year	$ 81,575,862	$ 87,685,579

The accompanying notes are an integral part of these financial statements.

1. General Description of Plan and Trust and Summary of Significant Accounting Policies

The CoorsTek, Inc. Savings and Investment Plan, formerly the ACX Technologies, Inc. Savings and Investment Plan B, (the Plan) and the related Trust Agreement (the Trust) were established effective December 28, 1992. The Plan's purpose is to encourage employees of CoorsTek, Inc. and subsidiaries (the Company or CoorsTek) to accumulate savings systematically to provide an additional source of income upon retirement. Prior to December 28, 1992, employees of the Company were eligible to participate in the Coors Savings and Investment Plan. On December 28, 1992, these participants' accounts in the Coors Savings and Investment Plan were transferred into the CoorsTek, Inc. Savings and Investment Plan concurrent with the spin-off of the Company from Adolph Coors Company.

Assets of the Plan were held in a master trust with assets of the Graphic Packaging Savings and Investment Plan, formerly the ACX Technologies Savings and Investment Plan A (the GPC Plan) until the spin-off of CoorsTek, Inc. from Graphic Packaging International Corporation, formerly ACX Technologies, Inc., on December 31, 1999. Effective January 1, 2000, the Plan assets were transferred from the master trust into a separate trust sponsored by CoorsTek.

Eligibility

All regular, full-time employees of the Company and certain subsidiaries who are at least age 18 and expected to complete 1,000 hours of service or more per year, are eligible. At December 31, 2001 and 2000, employees who are residents of a foreign country, were not eligible to participate in the Plan.

Contributions

Participants are allowed to make contributions based on any whole percentage of compensation received in a pay period. The maximum contribution allowed for each participant is the lesser of 18% of eligible compensation or $10,500 in 2001 and 2000.

Any participant contributions deposited prior to December 1, 1986, as part of the Coors Savings and Investment Plan have been taxed previously and are not taxable when paid to the participant. Participant contributions deposited subsequent to November 30, 1986, are taxable when paid to participants.

The employer matches 50% of each participant's basic contribution up to a maximum of 1% of the participant's eligible compensation. Effective January 1, 2002, the employer's contribution match to the Plan increases to 100% of the first 3% of participant contributions and 50% of the next 2% of participant contributions.

Effective January 1, 1987, employer contributions to the Coors Payroll Stock Ownership Plan (PAYSOP) were discontinued. However, PAYSOP account values generated by prior employer contributions remain in the Plan.

Vesting

Participants are immediately vested in their entire account balance, including their voluntary contributions, the employer's contributions, and all investment earnings on those funds.

Distributions

Participants may withdraw all or a portion of contributions subject to certain conditions as specified in the Plan. A participant or beneficiary entitled to receive benefits under the Plan may generally elect the method of distribution.

Participant Loans

A participant may borrow up to 50% of the total value of his or her Plan accounts, excluding the PAYSOP account. The minimum loan amount is $1,000 and the maximum loan amount is $50,000 minus the highest outstanding loan balance in the preceding 12 months. These loans are available to active employees who are participants. Only one loan may be outstanding at any time. The loans are secured by the participant's account balance. Loan terms are available for 12, 24, 36, 48 or 60 months. Loans are normally repaid by payroll deductions and these payments are credited back to the participants' plan accounts and invested according to the most current investment election. The interest rate is set at 1% above the Wall Street Journal reported prime rate on the first business day of each month and remains fixed throughout the term of the loan. A loan origination fee is charged to participants upon initiation of a loan. Loans are subject to certain payment provisions upon termination of employment, default, lay-off, unpaid leave of absence and disability.

Plan Termination

The Company established the Plan with the intention that it will continue indefinitely, but reserves the right to terminate the Plan at anytime. If the Plan is terminated, all accounts will be updated and the participants will be able to choose to receive or transfer their funds.

Plan Expenses

The employer pays certain expenses incurred to manage and audit the Plan's assets. In addition, the employer pays all other expenses incidental to the administration and record keeping of the Plan.

Method of Accounting

The accounts of the Plan are maintained on the modified cash basis of accounting as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). This basis of accounting is not in accordance with generally accepted accounting principles. Under the modified cash basis of accounting, certain revenues and related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred. In effect, modified cash basis accounting adjusts cash basis financial statements to reflect investments at fair value.

The principal items which would be required to be reflected in the financial statements by generally accepted accounting principles (dollar amounts of which are not practicable to determine) are as follows:

- Accrual of all contributions earned at each year end, but not received until the following year;
- Accrual of dividends declared, but not paid; and

- Accrual of interest income from participant loans earned at year-end, but not received until the following year.

Use of Estimates

The preparation of the Plan's financial statements requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of Plan assets and changes in Plan assets and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments in common stock and other securities are stated at the quoted market price. Investments in all other funds are stated at the funds' net asset value, which is determined by the Trustee based on market values. Participant loans are stated at the outstanding principal value, which approximates fair value.

The caption "Fixed income securities portfolio" on the Plan's financial statements includes cash, short-term investment funds, and a managed income pool, which is a commingled portfolio. The Plan holds units of participation in this pool. Investments in all fixed income securities are stated at net asset value, which is determined by the trustee of the portfolio based on market values of the assets held.

Interest income and dividends are recorded when received.

The following investments (all of which are participant directed) exceed 5% of net assets available for benefits:

Identity	Description	December 31, 2001	December 31, 2000
Fidelity Magellan Fund	Mutual Fund	$ 18,157,552	$ 21,788,831
Fidelity Managed Income Pool	Commingled Portfolio	30,996,414	31,191,952
Fidelity Growth and Income Fund	Mutual Fund	9,070,193	10,402,236
Spartan U.S. Equity Index Fund	Mutual Fund	5,135,083	6,175,176

The Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000
Mutual funds	$ (6,028,287)	$ (7,666,530)
Unitized employer stock fund	64,502	881,418
Common stocks and corporate obligations	(228,755)	(728,315)
	$ (6,192,540)	$ (7,513,427)

2. Fiduciary Responsibility and Investment of Funds

The CoorsTek Plan Committee (the Committee), consisting of employees appointed by the Board of Directors of CoorsTek, Inc., acted as fiduciary for the Plan in 2001. In accordance with its powers as fiduciary, the Committee has entered into trust and asset management agreements with Fidelity Management Trust Company (Fidelity). Based upon participant elections, funds are invested in the various investment options. At December 31, 2001, there were 3,657 participants of which 3,435 had account balances. Fidelity is responsible for preparing, maintaining and allocating activity to individual participants' accounting records.

3. Unitized Employer Stock Fund

Net assets of the Unitized Employer Stock Fund consist entirely of shares of CoorsTek common stock. Information about the significant components of the changes in net assets follows:

	2001	2000
Interest and dividend income	$ 4,896	$ 534,076
Net appreciation	64,502	885,696
Contributions	422,949	277,915
Benefit payments	(217,246)	(80,294)
Participant loan activity	(19,293)	(36,854)
Net transfers	(1,027,045)	786,049
Net increase (decrease)	(771,237)	2,366,588
Net assets at beginning of year	2,366,588	--
Net assets at end of year	$ 1,595,351	$ 2,366,588

4. Income Tax Status

The Plan has requested a tax determination letter from the Internal Revenue Service for which it has not received a response. The Plan has been amended subsequent to receipt of the latest determination letter. The Plan's management believes the Plan is currently designed and being operated in accordance with the applicable rules and regulation and is exempt from federal income taxes.

5. Realized Gains on Investment Transactions (unaudited)

The cost of investments sold or transferred is determined on a participant level by the average cost method.

The Department of Labor Form 5500 requires gains and losses to be determined using the current value method - that is, the current value of the assets as of the beginning of the Plan year, as carried forward from the end of the prior Plan year - or historical cost if the investment was acquired since the beginning of the Plan year. Realized and unrealized investment gains and losses disclosed in the Statement of Changes in Net Assets Available for Benefits have been calculated based upon historical cost. Based upon information certified by the Trustee, the 2001 Form 5500 net realized gain was $59,383 and the net unrealized loss was ($124,295). The 2000 Form 5500 net realized gain was $448,329 and the net unrealized loss was ($1,417,660).

CoorsTek, Inc. Savings and Investment Plan
Schedule of Assets Held For Investment Purposes
December 31, 2001 — Schedule I

(a)	(b) Identity of Issuer	(c) Description	(e) Current Value
*	Fidelity Brokerage Securities, Inc.	Cash and cash equivalents	$ 335,969
		Common stock and other securities	1,123,002
		Total self-directed brokerage accounts	1,458,971
*	Fidelity Investments	Managed income portfolio consisting of fixed income securities	30,996,414
*	CoorsTek, Inc.	Unitized employer stock fund investing in shares of CoorsTek	1,595,351
	Friess Associates/Aim Fund	Brandywine Mutual Fund	1,828,287
	Miller Anderson & Sherrerd	MAS Value Investor Mutual Fund	820,366
	Cohen & Steers Securities	Cohen & Steers Realty Mutual Fund	244,720
	Franklin Templeton	Templeton Developing Markets Mutual Fund	178,621
*	Fidelity Investments	Fidelity Magellan Mutual Fund	18,157,552
*	Fidelity Investments	Fidelity Growth and Income Mutual Fund	9,070,193
*	Fidelity Investments	Fidelity Overseas Mutual Fund	1,322,920
*	Fidelity Investments	Fidelity Low Price Stock Mutual Fund	1,878,073
*	Fidelity Investments	Fidelity Freedom Fund	229,839
*	Fidelity Investments	Fidelity Freedom Fund 2000	466,734
*	Fidelity Investments	Fidelity Freedom Fund 2010	1,254,933
*	Fidelity Investments	Fidelity Freedom Fund 2020	850,087
*	Fidelity Investments	Fidelity Freedom Fund 2030	1,029,751
*	Fidelity Investments	Fidelity Retirement Government Money Market Fund	2,811,389
*	Fidelity Investments	Spartan US Equity Index Mutual Fund	5,135,083
		Total mutual fund investments	45,278,548
	Participant loans	Participant loans at 6% to 9.5% interest rates	2,246,578
	Total investments held		$ 81,575,862

* Represents party-in-interest

Exhibits

Exhibit Number	Document Description
1	Consent of Independent Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CoorsTek, Inc. Savings and Investment Plan

Date: June 27, 2002

By: Joseph G. Warren, Chief Financial Officer, Secretary and Treasurer

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-31106 and 333-68782) of CoorsTek, Inc. of our report dated June 14, 2002 relating to the financial statements of CoorsTek, Inc. Savings and Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Denver, CO
June 25, 2002